Exhibit (o)(3)

Broad Run Investment Management, LLC

Code of Ethics

As a fiduciary, Broad Run Investment Management, LLC (the “firm”) and its access persons (APs) have a duty of utmost good faith to act solely in the best interests of each client.  Our clients entrust us with their funds and personal information, which in turn places a high standard on our conduct and integrity.  Our fiduciary duty compels all APs to act with the utmost integrity in all of our dealings.  This fiduciary duty is a core aspect of our Code of Ethics and represents the expected basis of all of our dealings.

Our firm adheres to its Code of Ethics and accepts the obligation not only to comply with the mandates and requirements of all applicable laws and regulations but also to take responsibility to act in an ethical and professionally responsible manner in all professional services and activities.

This code does not attempt to identify all possible conflicts of interest, and literal compliance with each of its specific provisions will not shield associated persons from liability for personal trading or other conduct that violates a fiduciary duty to advisory clients.

Standards of Conduct

*    The interests of clients will be placed ahead of the firm’s or any AP’s interests.

*    All known or potential conflicts of interest will be disclosed to our clients.

*    APs are expected to conduct their personal securities transactions in accordance with the policy and will strive to avoid any actual or perceived conflict of interest with the client.  Questions regarding the appearance of a conflict with a client should be discussed with the Chief Compliance Officer before taking action that may result in an actual conflict.

*    APs will not take inappropriate advantage of their position with the firm.

*    APs are expected to always comply with securities laws, which include anti‐fraud provisions.

*    Investment adviser representatives will be appropriately registered or exempted in each jurisdiction they conduct advisory business as required by regulation.

*    Business titles and professional designations will be accurate and avoid public misperception as to the associates position, education and background.

Protection of Non‐Public Information: Associates will exercise diligence and due care in maintaining and protecting client non‐public personal information and will be familiar with the firm’s published privacy policies.  Any known or suspected privacy breach must be immediately reported.

The firm may have written arrangements with third‐party providers to perform certain client or firm services.  While APs may not be directly involved in this activity, they are expected to not divulge information regarding securities recommendations or client securities holdings to any individual outside of the firm, except:

•	To complete transactions or account changes (i.e., communications with custodians);
•	As necessary to maintain or service a client account (i.e., communications with a client attorney);

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With a service provider that supports the firm and only following the firm entering into a contractual agreement that prohibits the disclosure or use of confidential information and only as necessary to carry out its assigned responsibilities; and

•	As permitted or required by law.
Personal Conduct: APs are expected to conduct themselves with the utmost integrity and avoid any actual or perceived conflict with our clients.  In this spirit, the following are required:

•	Insider Trading – APs must review and acknowledge their understanding and adherence to the firm’s Insider Trading Policy.
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Gifts – All APs are prohibited from receiving any gift, gratuity, hospitality or other offering of more than de minimis value from any person or entity doing business with the firm.  This gift policy generally excludes items or events where the employee has reason to believe there is a legitimate business purpose.  The latter to be pre‐approved by the Chief Compliance Officer (CCO).

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Political Contributions – The firm does not engage in direct or indirect political contributions. Any political contributions made by the firm or anyone associated with the firm in a solicitation capacity is strictly prohibited.

•	Splitting of Fees – Sharing or splitting of advisory fees will only occur with other appropriately registered personnel and only as approved by the firm.
•	Director for an Outside Company – The firm prohibits APs from serving as a director for an outside entity whose products, services or activities may be a conflict of interest.
•	Outside Business Interests – Any AP wishing to engage in business activities outside of the firm must seek approval from the CCO prior to the engagement.
•	Payment of Services – Advisory client payment of services will be made only to the firm.
Access Person Acknowledgement: New APs will acknowledge they have read, understand, and agree to comply with our Code of Ethics within the 10 days of hiring with the firm.  All APs will annually reaffirm their understanding of the firm’s Code of Ethics.

Personal Securities Trading Policy

APs and those persons related to the firm through an AP (so called Related Persons (“RPs”)) will report, and the firm will periodically review their personal securities accounts and holdings.  The firm uses an electronic system to assist it with monitoring personal securities trading.  The firm defines an Access Person (“AP”) to mean any “employee” or “IAR” of the investment adviser that may be performing operational, compliance, supervisory, or any other role involving the firm’s investment advisory business.  In addition to APs, related persons include spouses, minor children and immediate family members who reside in the same household as the AP.  Part‐time personnel, interns, or independent contractors may be considered APs depending upon their role and access to client or firm information, as determined by the Chief Compliance Officer.

NOTE: A lack of transaction report submission will be interpreted as a lack of any transaction during the reporting period.  Should it later be determined that a transaction in fact occurred, the AP will be referred to the Chief Compliance Officer (CCO).

Trading Pre-Clearance:  APs and RPs are required to pre-clear all personal securities transactions in restricted securities through the CCO or his designee (generally via either the electronic trade monitoring system or a hard copy trading request form) prior to the transaction, but the following exceptions apply:

•	Purchases which are part of a dividend reinvestment plan (DRIP);

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Any acquisition of a security through stock dividends, dividend reinvestments, stock splits, reverse stock splits, mergers, consolidations, spin-offs or similar corporate reorganization or distributions generally applicable to all holders of the same class of securities and without any investment decisions being taken by the AP.

This obligation applies to transactions in which the AP or RP has either direct or indirect beneficial ownership.  The clearance will be effective through the end of the business day on which it was granted and is automatically revoked if the AP, RP or CCO or qualified designee discovers that the information provided at the time the personal trade was approved is no longer accurate.  Pre-clearance for a restricted security will be granted when there are no active client orders in the market in the restricted security, the CCO or qualified designee has a reasonable basis to conclude that no new client orders are expected that day in the restricted security, and there are no violations of the firm’s policy on personal security transactions.

Restricted Securities:  Restricted securities are defined as all publicly traded debt and equity securities, derivatives of and securities exchangeable into publicly traded debt and equity securities (options, warrants, convertibles, etc.), IPOs, ETFs, ETNs, limited offerings, and cryptocurrencies, with the following exceptions:

•	US Treasury securities
•	bankers’ acceptances
•	certificates of deposit (CDs)
•	repurchase agreements
•	commercial paper
•	open end mutual funds (including all money market funds) except for the Hennessy Focus Fund (HFCSX and HFCIX)

Private Placements:  APs should consult with the CCO prior to engaging in any private transactions (e.g., hedge fund or private equity partnership interests) so that the CCO can evaluate the applicability of the firm’s pre-clearance and reporting requirements.

Cryptocurrencies:  APs should consult with the CCO prior to engaging in any transactions involving cryptocurrency coins or tokens (including, but not limited to, initial coin offerings and limited offerings) so that the CCO can evaluate the applicability of the firm’s pre-clearance and reporting requirements.

Blackout Period:  The price paid or received by a client account for any restricted security should not be adversely affected by an AP or RP buying or selling the same restricted security on the same day.  Therefore, APs or RPs are not allowed to trade a restricted security on the same day as a client.  Furthermore, when the firm has or expects to have an open order for the purchase or sale of a restricted security for any of its clients, APs or RPs will not be allowed to affect personal transactions in such a restricted security until the day after the client’s order is completely filled.  Additionally, after the firm has communicated a model change to any model-based program in which it participates, APs and RPs must refrain from trading any security impacted by the model update until the day after the change has been implemented by the program.  Given that the firm may have very little control over or insight into the trading activity of model-based programs, the CCO may need to exercise discretion in determining whether a model change has been completely implemented.

Short Swing Profits:  APs or RPs may not profit from the purchase and sale or sale and purchase of the same restricted security within 30 calendar days.  Nothing in this restriction shall be deemed to prohibit the taking of a loss through trading within a period shorter than 30 calendar days.

Exceptions:  APs and RPs are not required to pre-clear transactions in restricted securities in accounts over which they have no direct or indirect influence or control.  Such accounts generally would include blind trusts managed for the benefit of the AP or RP, trusts managed by a third-party trustee for which the AP or RP is a grantor or beneficiary, and personal accounts for which a third-party manager has discretionary investment authority.  Notwithstanding the fact that an AP or RP provides a trustee or a third-party manager with discretionary investment authority over the AP’s or RP’s account, the AP or RP retains direct or indirect influence or control (therefore making the account ineligible for this pre-clearance exception) if the AP or RP can (i) suggest purchases or sales of investments in the account to the trustee or third-party manager; (ii) direct transactions within the account; or (iii) consult with the trustee or third-party manager regarding the account’s allocation to specific industries or sectors.  However, discussions in which a trustee or third-party manager simply summarizes, describes, or explains account activity to an AP or RP, without receiving directions or suggestions from the AP or RP, would not implicate influence or control by the AP or RP over that account.

The CCO will determine whether an account is exempt from the firm’s pre-clearance requirements by making an initial and ongoing assessment as to whether the AP or RP actually has direct or indirect influence or control over the account.  In making this assessment, the CCO will:

•	obtain information from the AP about the trustee or third-party manager’s relationship to the AP or RP;
•	obtain periodic certifications from the AP regarding the AP or RP’s influence or control over the account; and
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periodically review holdings and/or transactions made in the account to identify transactions that would have been prohibited pursuant to the firm’s policy on personal security transactions, absent reliance on the pre-clearance exception.

APs must notify the CCO immediately if any information or certification provided to the CCO regarding an account that has been granted a pre-clearance exception has changed.  If at any point the CCO determines that an account that was previously eligible for this pre-clearance exception is no longer eligible (e.g., because the CCO believes that the AP or RP has direct or indirect influence or control over the account), the CCO will notify the AP of this determination and the account will become subject to the firm`s customary pre-clearance procedures.

APs and RPs are also not required to pre-clear transactions in restricted securities in any account managed under a valid investment management agreement by Broad Run Investment Management, LLC.  APs must, however, pre-clear any and all personal trades in restricted securities in such accounts not initiated by a committee of the firm’s portfolio managers; further, any personal trading in restricted securities will render this pre-clearance exception immediately void and subject the account(s) to the firm`s customary pre-clearance procedures.

Other exceptions must be requested of and approved by the CCO or his designee, in writing, and are typically only granted for the execution of a closing position involving a derivative product (i.e. option, warrant, etc.) where the AP or RPs has held a position in such a product for more than 30 calendar days (in the event of a gain) and where the product will expire concurrent with or before the end of the blackout period.

Initial Holdings Report: APs will report to the CCO or qualified designee within 10 days of becoming an AP the following initial holdings information (which must be current as of a date no more than 45 days prior to the date the person became an AP) involving:

•	Name of each custodian, broker/dealer or bank the AP maintains an account where any securities were held for the direct or indirect benefit of the AP;
•	Account number and type registration (individual, joint, etc.) for each AP account;
•	Type of securities (equities/debt), number of shares or principal amount of each security the AP has had either direct or indirect beneficial ownership; and
•	Date the report was submitted by the AP.

To the extent possible and/or practical, the AP will report and enter all securities accounts into the firm’s electronic trade monitoring system, in order to establish daily electronic data feeds (i.e., holdings and transactions) into the system for all such accounts.  Otherwise, the AP shall work with the CCO to ensure that Broad Run receives duplicate statements via alternative means (e.g., the CCO or the AP may request that the bank, custodian and/or broker/dealer of record for the AP and related persons send duplicate statements and confirmations to the firm at its main office as they are disseminated, or the AP may retrieve these documents from the appropriate entity’s website and email them to the CCO).

NOTE: A lack of transaction report submission will be interpreted as a lack of any transaction during the period.  Should it later be determined that a transaction in fact occurred, the AP will be referred to the CCO.

Quarterly Transactions Reports: Every AP will report, no later than 30 days following the end of each calendar quarter, to the CCO or designee the following:

With respect to transactions in any restricted security in which any AP has, or by reason of such transactions acquires, any direct or indirect ownership in the security involved:

•	Date of transaction, title and type of securities, interest rate and maturity date (if applicable), and number of shares (equities) or principal amount (debt securities) of each security involved;
•	Nature of transaction (purchase, sale or any other type of acquisition or disposition);
•	Price of security at which the transaction was affected;
•	Name of the custodian, broker/dealer or bank through which the transaction occurred; and
•	Date the report was submitted by/for the AP.

With respect to any securities account established by the AP during the quarter for the direct or indirect benefit of the AP:

•	Name of the custodian, broker/dealer or bank with whom the account was established;
•	Account number and type registration (individual, joint, etc.); and
•	Date the report was submitted by/for the AP.

To the extent possible and/or practical, APs should submit quarterly transactions reports and report newly established accounts through the firm’s electronic trade monitoring system.  Otherwise, APs should report all such information via a hard copy personal securities trading transaction report form.

Annual Holdings Reports: Each AP will report to the CCO or designee no later than 30 days following the end of the calendar year (this information must be current as of a date no more than 45 days prior to the date the report was submitted):

•	Name of each custodian, broker/dealer or bank the AP maintains an account where any securities were held for the direct or indirect benefit of the AP;
•	Account number and type registration (individual, joint, etc.) for each AP account;
•	Type of securities (equities/debt), number of shares or principal amount of each security the AP has had either direct or indirect beneficial ownership; and
•	Date the report was submitted by the AP.

APs who have reported their personal securities trading accounts to the firm’s electronic trade monitoring system will be asked to confirm on at least an annual basis that they have properly disclosed all of their personal securities trading accounts through the system (which ensures holdings are regularly fed into the system for all such accounts).  APs who have not reported their personal securities trading accounts to the firm’s electronic trade monitoring system will be required to annually submit a hard copy personal securities trading account disclosure form.

Exceptions:  APs are not required to include in their quarterly transactions reports (a) transactions in any account over which the CCO has determined the AP and any RPs have no direct or indirect influence or control and (b) transactions in any account managed under a valid investment management agreement by Broad Run Investment Management, LLC (see “Exceptions” in the previous section).  APs are required, however, to report all such accounts to the CCO pursuant to the policies in this section, and to enter all such accounts into the firm’s electronic trade monitoring system to establish daily electronic data feeds (or, if this is not possible and/or practical, work with the CCO to ensure that Broad Run receives duplicate statements via alternative means).

APs must notify the CCO immediately if any information or certification provided to the CCO regarding an account that has been granted a reporting exception has changed.  If at any point the CCO determines that an account that was previously eligible for this reporting exception is no longer eligible (e.g., because the CCO believes that the AP or RP has direct or indirect influence or control over the account, or because the AP or RP placed a personal trade in a restricted security not initiated by a committee of the firm’s portfolio managers in a Broad Run-managed account), the CCO will notify the AP of this determination and the AP will be required to include transactions for the account in his/her quarterly transactions reports.

Code of Ethics and Personal Trading Policy Violations

All APs are required to report promptly any violation of this policy to the CCO, including the discovery of a possible violation committed by another employee.  Items that should be reported include but are not limited to non‐compliance with federal securities laws, conduct that is harmful to our clients or the firm, etc.

As noted above, APs are encouraged to report any violations or apparent violations and such reports will not be negatively viewed, even if the reportable event upon further review is determined to not be a violation if the employee reported such apparent violation in good faith.

Code of Ethics and Personal Securities Trading Policy Sanctions

Upon discovering a violation of policy, the firm may impose any sanctions as deemed appropriate, including disgorgement of profits, trade reversals, and up to and including termination.